Exhibit 99

FOR IMMEDIATE RELEASE:  MIDWEST GRAIN SHOWS FIRST QUARTER EARNINGS INCREASE

     ATCHISON, Kan., November 10, 1999--Results released today by Midwest Grain Products, Inc. show that the company's earnings for the first quarter of fiscal 2000 rose slightly above the same period the prior year and were up substantially over the fourth quarter of fiscal 1999.

     The company had net income of $751,000, or 8 cents per share, on sales of $54,975,000 for the current year's first quarter, which ended Sept. 30. That compares to last year's first quarter net income of $666,000, or 7 cents per share, on sales of $51,938,000, and marks a sizeable turnaround compared to the net loss of $1,059,000 that was incurred in the final quarter of fiscal 1999.

     "While our profitability in this year's first quarter was just above the level we reached during the same period a year ago, we have come a long way since the start of fiscal 2000," said Ladd Seaberg, president and chief executive officer. "Furthermore," he added, "we currently are experiencing strong indications of more significant improvements to our bottom line, principally as the result of increased growth in our specialty and modified wheat starch and wheat protein markets, together with improved operational efficiencies."

     The increase in first quarter earnings compared to a year ago resulted principally from the effects of increased demand for the company's vital wheat gluten, specialty wheat proteins and wheat starches combined with lower raw material costs for grain, according to Seaberg. These factors partially offset the impact of reduced selling prices for the company's alcohol products, a situation resulting from the continuation of excess supplies throughout the industry, he noted.

    "The realization of even greater demand for our wheat gluten in the first quarter was prevented by a huge wave of gluten imports from the European Union (E.U.) just prior to the start of the quarter," Seaberg said. He explained that during the month of June, 1999, which marked the opening of the second year of a three-year annual quota on imports of foreign gluten, the E.U.'s entire allocation of 45 million pounds entered the United States market. "This lowered our potential to increase gluten sales more rapidly in the first quarter," he said. "However, conditions allowing us to strengthen our presence in the gluten market during much of the remainder of fiscal 2000 should materialize," he added.

     Seaberg reiterated that the company also expects to realize continued growth in sales of its specialty wheat proteins and specialty and modified wheat starches, which are produced and marketed for use in a variety of value-added food and non-food applications. The company currently is completing the installation of additional equipment at its Atchison, Kansas plant to increase wheat starch production capacity. Work is also underway at the Atchison plant to enhance the company's alcohol distillation process and further improve alcohol production cost efficiencies. This project is expected to be completed by the end of fiscal 2000.




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     This release  contains  forward-looking  statements  as well as  historical information. Forward-looking statements are identified by or are associated with
such  words  as  "intend,"  "believe,"  "estimate,"   "expect,"   "anticipate,"
"hopeful," "should," "may" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors, including those relating to grain prices, gasoline prices, energy
costs,   product  pricing,   competitive   environment  and  related   marketing
conditions,   operating   efficiencies,   access  to  capital   and  actions  of
governments. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

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